August 25, 2020	TSX.V - GIGA

Giga Confirms No Undisclosed Material Change

At the request of IIROC, Giga Metals Corp. (TSX.V - GIGA) wishes to confirm that the Company's management is unaware of any material change in the Company's operations that would account for the recent increase in market activity.

Giga Metals Corp.'s core asset is the Turnagain nickel and cobalt deposit, located in north central British Columbia, Canada.  An updated PEA is expected by Q4 of 2020, and a research program is underway regarding CO2 sequestration in the silicate residue that could be generated at Turnagain.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain assumptions, estimates, and other forward-looking statements regarding future events. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond the Company's control that may cause actual results or performance to differ materially from those currently anticipated in such statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mark Jarvis, CEO

1-604-681-2300

On behalf of the Board of Directors,

Mark Jarvis

Mark Jarvis, CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com